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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2009
Washington, DC
110

SEC FILE NUMBER
8- 11190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Family Investors Company, ~~Inc.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 South Avenue
(No. and Street)

Fanwood (City) NJ (State) 07023 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fred J. Chemidlin, Jr.
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rich and Bander, LLP
(Name – *if individual, state last, first, middle name*)

15 West 28th Street Suite 7A New York, NY 10001
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG
2/17

OATH OR AFFIRMATION

I, Fred J. Chemidlin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Family Investors Company, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.

Title

NORMA D. MILLER
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires April 6, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAMILY INVESTORS COMPANY, INC.
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a5 of
The Securities Exchange Act of 1934
SEC File No. 8-11190

FOR THE YEAR ENDED DECEMBER 31, 2008

Family Investors Company, Inc.

Table of Contents
For the Period Ended December 31, 2008

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

**TO THE STOCKHOLDERS OF
FAMILY INVESTORS COMPANY, INC.**

We have audited the accompanying statement of financial condition of Family Investors Company, Inc. as of December 31, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the period January 1, 2008 through December 31, 2008 then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Family Investors Company, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rich and Bander, LLP

New York, New York
February 20, 2009

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 383-8859 EMAIL: INFO@RICHANDBANDER.COM

Family Investors Company, Inc.

Statement of Financial Condition
December 31, 2008

ASSETS	
Current Assets	
Cash and cash equivalents	$ 151,542
Receivables from non-customers	101,262
Securities owned- marketable	166,921
Furniture, equipment, and leasehold improvements- net	20,131
Other assets	6,134
Deferred taxes	8,587
Prepaid taxes	9,609
Total assets	**$ 464,186**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 97,217
Income taxes payable	-
Deferred taxes	-
Total liabilities	**97,217**
Commitments and Contingent Liabilities	-
Stockholders' equity	
Common stock, no par value; 2,500 shares authorized, 1,175 shares issued and outstanding	52,750
Retained earnings	375,370
Accumulated other comprehensive income (loss)	(61,151)
Total stockholders' equity	**366,969**
Total liabilities and member's equity	**$ 464,186**

See the accompanying notes to the financial statements.

Family Investors Company, Inc.

Statement of Income
For the Period Ended December 31, 2008

Revenue	
Mutual funds regular commission	$ 236,751
12B-1 commission	702,763
Systematic plan	4,922
Equities commision	5,935
Annuities commision	253,814
Insurance commision	27,490
Interest and dividend income	12,930
Other income	4,800
Total revenue	1,249,405
Expenses	
Employee compensation and benefits	1,025,912
Rent	43,065
Advertising	19,363
Dues and subscriptions	2,838
Professional fees	18,215
Payroll taxes	48,743
Depreciation expense	7,634
Other operating expenses	82,264
Total Operating Expenses	1,248,034
Income before provision for income taxes	1,371
Income tax benefit	18,962
Net income	20,333

Statement of Comprehensive Income (Loss)

Net income	20,333
Other comprehensive income (loss)	(76,890)
Comprehensive gain	$ (56,557)

See the accompanying notes to the financial statements.

Family Investors Company, Inc.

Statement of Changes in Stockholders' Equity
For the Period Ended December 31, 2008

	Common Stock Shares	Common Stock Amount	Reatined Earnings	Accumulated Other Comp. Income	Total Stockholders' Equity
Balance at January 1, 2008	1,175	$ 52,750	$ 355,037	$ 15,739	$ 423,526
Net income	-	-	20,333	-	20,333
Issuance of common stock	-	-	-	-	-
Other comprehensive income (loss)	-	-	-	(76,890)	(76,890)
Balance at December 31, 2008	1,175	$ 52,750	$ 375,370	$ (61,151)	$ 366,969

See the accompanying notes to the financial statements.

Family Investors Company, Inc.

Statement of Cash Flows
For the Period Ended December 31, 2008

Cash flows from operating activities:		
Net income	$	20,333
Adjustments to reconcile net income to net cash flows provided by operating activites:		
Depreciation		7,634
Deferred taxes		(18,962)
(Increase) decrease in operating assets:		
Receivables from non-customers		37,178
Securities owned- marketable		63,950
Other assets		(2,434)
Net unrealized gain (loss) on investments other than trading		(76,890)
Increase (decrease) in operating assets:		
Accounts payable and accrued expenses		(193,201)
Prepaid taxes		(9,609)
Income taxes payable		(6,320)
Total adjustments		(198,654)
Net cash (used in) operating activities		(178,321)
Cash flows from investing activities:		
Acquisition of furniture, equipment, and leasehold improvements		(8,960)
Net cash (used in) investing activities		(8,960)
Net increase in cash and cash equivalents		(187,281)
Cash and cash equivalents - beginning of period		338,823
Cash and cash equivalents - end of period	$	151,542
Supplemental cash flows disclosures		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	9,609

See the accompanying notes to the financial statements.

1) Organization and Nature of Business

The company, a New Jersey Corporation, is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Securities Transactions

The company accepts customer orders and self clears the orders except for equity securities, which clear through another broker. The clearing broker settles the equity security transactions and pays the company a commission.

Customer payments for investments company shares are in most cases payable directly to the investment company. The company receives a commission check periodically from the fund company. In the event a customer check is payable to Family Investors Company, Inc., it is deposited into the trust account and a check for the actual cost of the shares less the company's commissions is drawn from this trust account and sent to the investment company. The company transfers commissions accumulated in the trust account periodically to the operating.

Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions clear.

Fees for Account Supervision and Administrative Services

Account supervision and administrative services fees are received at various intervals depending on the payment schedules for the investment companies, but are recognized as income on a pro-rata basis over the term of the contract

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3) Summary of Significant Accounting Policies (Cont'd)

Income Taxes

Federal and State taxes are recorded as of the date of the financial statements utilizing currently enacted tax laws and rates. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Depreciation

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is computed on the straight-line method, over the useful lives of the related assets. Expenditures for maintenance and repairs are expensed as incurred.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Advertising Costs

Family Investors Company, Inc. expenses advertising costs as the costs are incurred.

4) Securities and Other Investments

Securities at fair market value consist of investments in mutual funds and stock. Net unrealized holding losses on these investments for the year ended December 31, 2008 in the amount of $76,890 have been included in accumulated other comprehensive income.

5) Property, Furniture and Equipment

Property, furniture, and equipment consist of the following:

Computers, Office Equipment & Software Furniture and Fixture	$ 110,714
Less: Accumulated Depreciation	(90,583)
Net:	$ 20,131

Depreciation expense of $7,634 for the current period was calculated on a straight-line method over five years for equipment, seven years for furniture and fixtures, and three years for software.

6) Receivable from broker-dealers and clearing organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2008 consist of fees and commissions receivable in the amount of $101,261.

7) Commitments and Contingent Liabilities

The Company entered into a three year facility lease beginning January 1, 2008. The company also leases office equipment. Rent and equipment lease expense was $43,064 and $4,380, respectively, for the year ended December 31, 2008. The future minimum payments required under the non-cancelable facility and equipment leases are as follows:

December 31,	
2009	$ 47,602
2010	44,151
Total:	$ 91,753

8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the company had net capital of $230,924 which is $180,924 in excess of required net capital of $50,000. The Company's net capital ratio at December 31, 2001 is 1.42 to 1.

9) Income Tax Matters

The Company's current deferred tax asset arose primarily from the net unrealized loss on securities. The Company's non-current deferred liabilities arose from differences in depreciation allowed under generally accepted accounting principles and tax law. At December 31, 2008 these assets and liabilities are as follows:

	Federal	New Jersey	Total
Deferred tax assets	$ 8,142	$ 3,772	$ 11,914
Deferred tax liabilities	(2,273)	(1,054)	(3,327)
Net deferred tax asset	$ 5,869	$ 2,179	$ 8,587

Income tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. For the year ended December 31, 2008 the income tax benefit was $18,962.

Deferred tax liability, December 31, 2007:	$ (10,375)
Income tax benefit, December 31, 2008:	18,962
Deferred tax asset, December 31, 2008:	$ 8,587

10) Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of net unrealized loss on securities of $61,151 as of December 31, 2008.

11) Employee Benefit Plan

The Company maintains a 401(k) plan for its employees. The Company contributes up to 6% of the employees' eligible compensation. For the year ending December 31, 2008, the company's contributions to the 401(k) plan were $50,213.

In. addition, Family Investors Company has established a profit sharing plan which provides for discretionary contributions as determined annually by the Board of Directors. The Board of Directors has elected not to contribute to the profit sharing plan for 2008.

12) Concentrations of Credit and Market Risk

The company is engaged in various activities in which counter-parties primarily include broker-dealers, banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the company may be exposed to risk; the risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. For the year ended December 31, 2008, commissions from three companies represented approximately 75% of the total commissions earned.

Management believes it is not exposed to any significant credit risk. Cash deposits in financial institutions are below the FDIC insured amounts.

Financial instruments that potentially expose the company to concentrations of credit and market risk consist primarily of cash equivalents. Cash equivalents are maintained at a high-quality investment company. The company has not experienced any losses on its cash equivalents. Management believes the company is not exposed to any significant market risk on cash equivalents since cash equivalents are invested in a money market account invested in U.S. government securities.

13) Annual Report on Form X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the company's office and at the regional office of the Securities and Exchange Commission.

Family Investors Company, Inc.

Schedule of Computation of Net Capital for Brokers and Dealers Under SEC Rule 15c3-1
For the Period Ended December 31, 2008

Total stockholders' capital		$ 366,969
Non-allowable assets, deductions and charges:		
Receivables from non-customers	64,823	
Other assets	5,463	
Property and equipment, net	20,131	
Securities and money market accounts	27,432	
Deferred taxes	8,587	
Prepaid taxes	9,609	
Total non-allowable assets, deductions and charges		136,045
Net capital		230,924
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $97,217)		6,481
Minimum dollar net capital requirement		50,000
Minimum capital required		50,000
Excess net capital		$ 180,924
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 221,202
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 97,217
Percentage of aggregate indebtedness to net capital		42%
Ratio of aggregate indebtedness to net capital		0.42 to 1

See accompanying notes to the financial statements.

Family Investors Company, Inc.

Schedule of Reconciliation of Net Capital per Focus Report with Audit Report
For the Period Ended December 31, 2008

Net capital, as reported in Company's Part 11 unaudited Focus Report	$ 230,924
Net capital, per report pursuant to Rule 17a - 5(d)	$ 230,924

Reconciliation With The Company's Computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2008, as amended, filed on February 20, 2009.

See the accompanying notes to the financial statements.

Family Investors Company, Inc.

Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3
For the Period Ended December 31, 2008

State the Market Value and the Number of items:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2008 (for which instructions to reduce to possession or control had been issued as of that date, but for which the required action was not taken by respondent within the time frames specified under Rule 15e3-3).	NONE
Number of Items	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of Items	NONE

See the accompanying notes to the financial statements.

Family Investors Company, Inc.

Computation for Determination of the Reserve Requirements
Under SEC Rule 15c3-3
For the Period Ended December 31, 2008

Credit Balances	NONE
Debit Balances	NONE

Reserve Computation:

Excess of Total Credits Over Total Debits	NONE
Required Deposit	NONE
Frequency of Computation	NOT APPLICABLE

Reconciliation With The Company's Computations:
A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there are no material differences between the computation for determination of reserve requirements as computed above and the computation by the Company included in the Form X-17A-5 as of December 31, 2008, as amended, filed on February 20, 2009.

See the accompanying notes to the financial statements.

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

TO THE STOCKHOLDERS OF
FAMILY INVESTORS COMPANY, INC.

In planning and performing our audit of the financial statements of Family Investors Company, Inc. (the "Company") for the period ended December 31, 2008 (on which we issued our report dated February 20, 2009), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 383-8859 EMAIL: INFO@RICHANDBANDER.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander, LLP

New York, New York
February 20, 2009